AMENDMENT NO. 5 TO
SIXTH AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
CROSSTEX ENERGY, L.P.
This Amendment No. 5 to SIXTH Amended and Restated Agreement of Limited Partnership of CROSSTEX ENERGY, L.P. (this “Amendment”), dated as of February 27, 2014, is entered into by Crosstex Energy GP, LLC, a Delaware limited liability company (the “General Partner”), as general partner of Crosstex Energy, L.P., a Delaware limited partnership (the “Partnership”). Capitalized terms used but not defined herein are used as defined in the Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of March 23, 2007, as amended by Amendment No. 1 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of December 20, 2007, as amended by Amendment No. 2 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., effective as of January 1, 2007, as amended by Amendment No. 3 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of January 19, 2010, and as amended by Amendment No. 4 to Sixth Amended and Restated Agreement of Limited Partnership of Crosstex Energy, L.P., dated as of September 13, 2012 (as so amended, the “Partnership Agreement”).
RECITALS:
WHEREAS, the General Partner desires to amend the Partnership Agreement to modify the terms of the Series A Convertible Preferred Units;
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner may amend any provision of the Partnership Agreement, without the approval of any Partner or Assignee, to reflect a change that, in the discretion of the General Partner, does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that this Amendment does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and
WHEREAS, in accordance with Section 5.15(b)(v)(B) of the Partnership Agreement, the sole holder of the Series A Convertible Preferred Units has consented to the amendments to the terms of the Series A Convertible Preferred Units that are set forth in this Amendment.
NOW THEREFORE, the Partnership Agreement is hereby amended as follows:
Section 1.     Amendment.    The number “250,000” in clause (ii) of Section 5.15(b)(viii)(C) is hereby deleted and replaced with the number “215,000.”
Section 2.    General Authority. The appropriate officers of the General Partner are hereby authorized to make such further clarifying and conforming changes they deem necessary or appropriate, and to interpret the Partnership Agreement, to give effect to the intent and purpose of this Amendment.
Section 3.    Ratification of Partnership Agreement. Except as expressly modified and amended herein, all of the terms and conditions of the Partnership Agreement shall remain in full force and effect.

Section 4.    Governing Law. This Amendment will be governed by and construed in accordance with the laws of the State of Delaware.
IN WITNESS WHEREOF, the General Partner has executed this Amendment to be effective as of the date first set forth above.

GENERAL PARTNER:
Crosstex Energy GP, LLC

By:	/s/ Michael J. Garberding
Name:	Michael J. Garberding
Title:	Executive Vice President and
Chief Financial Officer